UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

October 11, 2024

In the Matter of

Investment Grade R.E. Income Fund, LP   **ORDER DECLARING OFFERING**
831 State Street   **STATEMENT ABANDONED UNDER THE**
Suite 280   **SECURITIES ACT OF 1933, AS AMENDED**
Santa Barbara, CA 93101

File No: 024-12332

Investment Grade R.E. Income Fund, LP filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on October 11, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief